U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 7, 2006

FILED VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 255 to the Trust’s Registration Statement, filed June 6, 2006 on Form N-1A together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

Post-Effective Amendment No. 255 was filed to add an additional class to the Trust for the Stephens Small Cap Growth Fund and the Stephens Mid Cap Growth Fund. Due to an Edgar filing error, new series identifiers were obtained for existing series of the Trust.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 7th day of June, 2006.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Angela L. Pingel at (414) 765-5348.

Very truly yours,

/s/ Robert M. Slotky

Robert M. Slotky
President